CUSIP No. 94770V102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*
WebMD Health Corp.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
94770V102
(CUSIP Number)
October 26, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770V102

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Kensico Capital Management Corporation 13-4079277
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	4,162,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	4,162,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,162,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	7.3%
12.	Type of Reporting Person	CO

CUSIP No. 94770V102

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Michael Lowenstein
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	4,162,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	4,162,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,162,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	7.3%
12.	Type of Reporting Person	IN, HC

CUSIP No. 94770V102

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	4,162,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	4,162,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,162,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	7.3%
12.	Type of Reporting Person	IN, HC

CUSIP No. 94770V102

Schedule 13G

Item 1(a).	Name of Issuer:

WebMD Health Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 Eighth Avenue

New York, NY 10011

Item 2(a).	Name of Persons Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Kensico Capital Management Corp. (“Kensico Capital Management”);

(ii) Michael Lowenstein (“Mr. Lowenstein”); and

(iii) Thomas J. Coleman (“Mr. Coleman”).

This statement relates to shares of Common Stock of the Issuer held for the accounts of Kensico Partners, L.P., a Delaware limited partnership (“Kensico Partners”), Kensico Associates, L.P., a Delaware limited partnership (“Kensico Associates”), Kensico Offshore Fund Master, Ltd, an exempted company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore”), and Kensico Offshore Fund II Master, Ltd., an exempted company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore II” and, together with Kensico Partners, Kensico Associates, and Kensico Offshore, the “Funds”). Kensico Capital Management serves as investment manager to the Funds and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of the Funds. Kensico Capital LLC, a Delaware limited liability company (“Kensico Capital”), serves as General Partner of Kensico Associates and Kensico Partners. Mr. Lowenstein and Mr. Coleman serve as Co-Presidents of Kensico Capital Management and are Managing Members of Kensico Capital.

Item 2(b).	Address of Principal Business Office:

For each Reporting Person:

55 Railroad Avenue, 2nd Floor

Greenwich, Connecticut 06830

CUSIP No. 94770V102

Item 2(c).	Citizenship:

See row 4 of each Reporting Person’s cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e).	CUSIP Number:

94770V102

Item 3.	Not applicable.

Item 4.	Ownership.

For each Reporting Person:

(a)	Amount beneficially owned:

Each of Kensico Capital Management, Mr. Lowenstein and Mr. Coleman may be deemed to beneficially own the 4,162,000 shares of Common Stock held for the accounts of the Funds. Of such 4,162,000 shares of Common Stock , Kensico Partners directly beneficially owns 1,017,993 shares of Common Stock, Kensico Associates directly beneficially owns 1,456,283 shares of Common Stock, Kensico Offshore directly beneficially owns 1,290,254 shares of Common Stock, and Kensico Offshore II directly beneficially owns 397,470 shares of Common Stock.

(b)	Percent of class:

7.3%

This calculation is based on approximately 56,990,000 shares of Common Stock issued and outstanding as of November 4, 2009, giving effect to the completion of the merger of HLTH Corporation into the Issuer. Such amount is based on the number of outstanding shares of each of HLTH Corporation and the Issuer as reported in their respective Quarterly Reports on Form 10-Q for the period ending June 30, 2009, and multiplying the outstanding shares of HLTH Corporation by 0.4444, which is the number of shares of Common Stock of the Issuer into which each share of HLTH Corporation was converted in the merger.

(c)	Number of shares to which each Reporting Person has:

CUSIP No. 94770V102

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 4,162,000

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose of or direct the disposition of: 4,162,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

(i) The partners of Kensico Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Partners in accordance with their partnership interests in Kensico Partners.

(ii) The partners of Kensico Associates have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Associates in accordance with their partnership interests in Kensico Associates.

(iii) The shareholders of Kensico Offshore have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Offshore in accordance with their ownership interests in Kensico Offshore.

(iv) The shareholders of Kensico Offshore II have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Offshore II in accordance with their ownership interests in Kensico Offshore II.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

CUSIP No. 94770V102

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 94770V102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2009

KENSICO CAPITAL MANAGEMENT CORP.
BY:	/s/ MICHAEL LOWENSTEIN
Signature
Michael Lowenstein, Authorized Signatory
Name/Title

/s/ MICHAEL LOWENSTEIN
Signature

/s/ THOMAS J. COLEMAN
Signature

CUSIP No. 94770V102

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit (the “Schedule 13G”), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated: November 5, 2009

KENSICO CAPITAL MANAGEMENT CORP.
BY:	/s/ MICHAEL LOWENSTEIN
Signature
Michael Lowenstein, Authorized Signatory
Name/Title

/s/ MICHAEL LOWENSTEIN
Signature

/s/ THOMAS J. COLEMAN
Signature